Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    ACE Aviation Reports 2006 Full Year and Fourth Quarter 2006 Results

    <<
    2006 FULL YEAR OVERVIEW

    - EBITDAR of $1,539 million (excluding special charges), an increase of
      $185 million over 2005
    - EBITDAR (excluding special charges) improvements of $107 million at Air
      Canada Services, $44 million at Aeroplan and $72 million at Jazz
    - Operating income of $522 million (excluding special charges) compared to operating income of $455 million in 2005 (despite a fuel expense increase of $348 million or 16 per cent over 2005). Operating income of
      $395 million after special charges
    - Income before non-controlling interest, foreign exchange and income taxes of $577 million, an increase of $207 million on 2005
    - Net proceeds of $232 million raised from IPO of Jazz in February 2006
    - $232 million in proceeds from the sale of US Airways shares during quarters 2 and 3
    - Net proceeds of $491 million raised from Air Canada IPO in November
      2006
    - Distribution of Aeroplan units to ACE shareholders of $251 million in
      March 2006. Further distribution amounting to $899 million announced in
      December 2006, completed in January 2007

    FOURTH QUARTER OVERVIEW

    - EBITDAR of $329 million (excluding special charges), an increase of
      $121 million from the 2005 quarter
    - EBITDAR improvements (excluding special charges) in all segments: Air
      Canada Services $92 million, Aeroplan $7 million, Jazz $6 million, and
      ACTS $20 million
    - Operating income of $73 million, compared to an operating loss in the
      2005 quarter of $34 million
    - Income before non-controlling interest, foreign exchange and income taxes of $46 million (including Air Canada IPO dilution gain of
      $25 million) compared to a loss of  $122 million in the 2005 quarter
      (including provisions on assets of $30 million)

    MONTREAL, Feb. 9 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE) today reported operating income of $522 million (excluding special charges) for the full year 2006, representing an improvement of $67 million from 2005 (despite a fuel expense increase of $348 million or 16 per cent over 2005).
    EBITDAR(1) for ACE amounted to $1,539 million (excluding special charges), an improvement of $185 million from 2005. Air Canada Services reported EBITDAR of $1,043 million (excluding special charges), an increase of $107 million.
EBITDA at Aeroplan amounted to $154 million, representing an improvement of
$44 million, driven by increased redemptions, higher average revenue recognized per Aeroplan mile, and a lower average cost per mile redeemed. Jazz
EBITDAR amounted to $299 million, an improvement of $72 million. ACTS reported
EBITDA (excluding special charges) of $34 million for the year.
    For the fourth quarter of 2006, ACE reported operating income of
$73 million. This represented an improvement of $107 million from 2005.
EBITDAR for ACE in the fourth quarter amounted to $329 million (excluding special charges), an improvement of $121 million from the fourth quarter 2005.
Air Canada Services reported EBITDAR (excluding special charges) of $197 million, an increase of $92 million. EBITDA at Aeroplan amounted to $40 million, representing an improvement of $7 million. Jazz EBITDAR amounted to
$72 million, an improvement of $6 million. ACTS reported EBITDA of $20 million for the quarter, an improvement of $20 million.

    "I am pleased with our strong progress during 2006 in the implementation of ACE's business strategy," said Robert Milton, Chairman, President and Chief
Executive Officer, ACE Aviation Holdings Inc. "We have delivered strong financial results for the year and we've also made excellent progress in delivering shareholder value.
    "During the year we further highlighted the value of ACE and its businesses. The completion of the IPOs of both Jazz and Air Canada during
2006, means that the value of three of our four major investments are recognized by the public market. We are now actively pursuing the monetization of our fourth principal investment, ACTS. In addition, we made distributions to our shareholders of $251 million in March 2006 and $899 million in January
2007.
    "In the fourth quarter, Air Canada Services delivered a strong revenue driven performance. Aeroplan reported another strong quarter with a $7 million increase in operating income over the previous year. Jazz reported operating income of $33 million for the quarter.
    "I am particularly pleased with the results reported by ACTS. ACTS delivered EBITDA of $20 million in the quarter, an improvement of a similar amount over the 2005 quarter. This together with its improved performance in quarter 3 and the announcement of the acquisition of an 80 per cent interest in the Aeroman business in El Salvador reflects the real progress being made by the new management team. I am excited about the prospects for this business as we continue the monetization process.

    (1) Non-GAAP Measures

    Special charges refer to expenses recorded in 2006 related to obligations for the redemption of Aeroplan Miles issued before 2002 and labour restructuring. EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. EBITDAR is used to view operating results before aircraft rent and depreciation, amortization and obsolescence as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. For segments without aircraft rent, such as
Aeroplan and ACTS, EBITDA is used to view operating results before depreciation, amortization and obsolescence as these costs can vary significantly among companies due to differences in the way companies finance their assets. EBITDAR and EBITDA are not recognized measures for financial statement presentation under GAAP and do not have standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. Readers should refer to Consolidated Highlights or ACE's
2006 Management's Discussion and Analysis (MD&A) which will be filed on SEDAR for a reconciliation of EBITDAR and EBITDA to operating income (loss).
    For further information on ACE's public disclosure file, including ACE's
Annual Information Form, please consult SEDAR at www.sedar.com and EDGAR at
www.sec.gov/edgar.shtml

    CAUTION REGARDING FORWARD-LOOKING INFORMATION
    ---------------------------------------------

    Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices,

general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout ACE's filings with securities regulators in
Canada and the United States and, in particular, those identified in the Risk
Factors section to ACE's 2006 MD&A which will be filed on SEDAR. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

    ACE AVIATION
                                               Selected Financial Information

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    For the year ended December 31                      Unaudited  Unaudited
    (in millions - Canadian dollars)                         2006       2005
    -------------------------------------------------------------------------

    Operating revenues
      Passenger                                           $ 8,969    $ 8,269
      Cargo                                                   625        620
      Other                                                 1,063        941
    -------------------------------------------------------------------------
                                                           10,657      9,830
    -------------------------------------------------------------------------
      Special charge for Aeroplan miles                      (102)         -
    -------------------------------------------------------------------------
                                                           10,555      9,830
    -------------------------------------------------------------------------

    Operating expenses
      Salaries, wages and benefits                          2,553      2,517
      Aircraft fuel                                         2,546      2,198
      Aircraft rent                                           441        417
      Airport and navigation fees                             983        924
      Aircraft maintenance, materials and supplies            471        367
      Communications and information technology               289        303
      Food, beverages and supplies                            335        334
      Depreciation, amortization and obsolescence             576        482
      Commissions                                             236        253
      Special charge for labour restructuring                  25          -
      Other                                                 1,705      1,580
    -------------------------------------------------------------------------
                                                           10,160      9,375
    -------------------------------------------------------------------------

    Operating income                                          395        455

    Non-operating income (expense)
      Interest income                                         120         66
      Interest expense                                       (378)      (315)
      Interest capitalized                                     61         14
      Gain on sale of US Airways shares                       152          -
      Dilution gain - Air Canada                               25          -
      Dilution gain - Jazz                                    220          -
      Dilution gain - Aeroplan                                  -        190
      Loss on sale of and provisions on assets                 (4)       (28)
      Other                                                   (14)       (12)
    -------------------------------------------------------------------------
                                                              182        (85)
    -------------------------------------------------------------------------

    Income before non-controlling interest,
     foreign exchange and income taxes                    $   577    $   370
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    2006 versus 2005

    The following table reflects the income / loss before non-controlling interest, foreign exchange, and income taxes of ACE and its reportable segments and earnings before interest, taxes, depreciation, amortization and obsolescence, and aircraft rent (EBITDAR), which is a non-GAAP measure, for
2006 and 2005.

    -------------------------------------------------------------------------
    UNAUDITED                                                           2006
                            Air
    (in millions -       Canada                                          ACE
     Canadian dollars) Services Aeroplan     Jazz     ACTS      CIE    Total
    -------------------------------------------------------------------------
    Operating revenue
    Passenger revenue   $ 8,887  $     -  $     -  $     -  $    82  $ 8,969
    Cargo revenue           625        -        -        -        -      625
    Other revenue           558      759        7      228     (489)   1,063
    -------------------------------------------------------------------------
    External revenue     10,070      759        7      228     (407)  10,657
    Inter-segment
     revenue                169       10    1,374      627   (2,180)       -
    -------------------------------------------------------------------------
                         10,239      769    1,381      855   (2,587)  10,657
    Special charge
     for Aeroplan
     miles                 (102)       -        -        -        -    (102)
    -------------------------------------------------------------------------
                         10,137      769    1,381      855   (2,587) 10,555
    -------------------------------------------------------------------------

    Operating expenses
    Salary, wages,
     and benefits         1,816       79      311       331      16    2,553
    Aircraft fuel         2,544        -      285         1    (284)   2,546
    Aircraft rent           314        -      134         -      (7)     441
    Airport user fees       982        -      178         -    (177)     983
    Aircraft maintenance,
     materials, and
     supplies               768        -       98       234    (629)     471
    Depreciation,
     amortization, and
     obsolescence           493       14       21        31      17      576
    Food, beverages
     and supplies           322        -       15         -      (2)     335
    Commissions             237        -        -         -      (1)     236
    Capacity purchase
     fees paid to Jazz      871        -        -         -    (871)       -
    Special charge
     for labour
     restructuring           20        -        -         5       -       25
    Other operating
     expenses             1,656      536      195       255    (648)   1,994
    -------------------------------------------------------------------------
                         10,023      629    1,237       857  (2,586)  10,160
    -------------------------------------------------------------------------

    Operating income
     (loss)                 114      140      144       (2)      (1)     395

    Non-operating
     income (expense)
    Interest income          82       20        6        1       11      120
    Interest expense       (313)     (15)      (8)     (18)     (24)    (378)
    Interest capitalized     62        -       (1)       -        -       61
    Gain on sale of
     US Airways shares        -        -        -        -      152      152
    Dilution gain -
     Air Canada               -        -        -        -       25       25
    Dilution gain -
     Jazz                     -        -        -        -      220      220
    Dilution gain -
     Aeroplan                 -        -        -        -        -        -
    Gain (loss) on sale
     of and provisions
     on assets               (6)       -        -        -        2       (4)
    Other non-operating
     income (expense)       (16)      (1)      (1)       1        3      (14)
    -------------------------------------------------------------------------
                           (191)       4       (4)     (16)     389      182
    -------------------------------------------------------------------------

    Income (loss) before
     non-controlling
     interest, foreign
     exchange and
     income taxes           (77)     144      140      (18)     388      577
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    EBITDAR                 921      154      299       29        9    1,412
    EBITDAR excluding
     special charges      1,043      154      299       34        9    1,539
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    UNAUDITED                                                           2005
                            Air
    (in millions -       Canada                                          ACE
     Canadian dollars) Services Aeroplan     Jazz     ACTS      CIE    Total
    -------------------------------------------------------------------------
    Operating revenue
    Passenger revenue   $ 8,197  $     -  $     2  $     -  $    70  $ 8,269
    Cargo revenue           620        -        -        -        -      620
    Other revenue           537      627        8      187     (418)     941
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    External revenue      9,354      627       10      187     (348)   9,830
    Inter-segment
     revenue                155       13    1,013      567   (1,748)     -
    -------------------------------------------------------------------------
                          9,509      640    1,023      754   (2,096)   9,830
    Special charge
     for Aeroplan
     miles                    -        -        -        -        -        -
    -------------------------------------------------------------------------
                          9,509      640    1,023      754   (2,096)   9,830
    -------------------------------------------------------------------------

    Operating expenses
    Salary, wages,
     and benefits         1,857       71      265      308       16    2,517
    Aircraft fuel         2,197        -      177        1     (177)   2,198
    Aircraft rent           341        -       80        -       (4)     417
    Airport user fees       924        -      124        -     (124)     924
    Aircraft maintenance,
     materials,
     and supplies           693        -       68      174     (568)     367
    Depreciation,
     amortization, and
     obsolescence           404        8       18       32       20      482
    Food, beverages
     and supplies           326        -        8        -        -      334
    Commissions             253        -        -        -        -      253
    Capacity purchase
     fees paid to Jazz      693        -        -        -     (693)       -
    Special charge
     for labour
     restructuring            -        -        -        -        -        -
    Other operating
     expenses             1,630      459      154      192     (552)   1,883
    -------------------------------------------------------------------------
                          9,318      538      894      707   (2,082)   9,375
    -------------------------------------------------------------------------

    Operating income
     (loss)                 191      102      129       47      (14)     455

    Non-operating income
     (expense)
    Interest income          48        6        1        -       11       66
    Interest expense       (270)      (5)     (16)     (14)     (10)    (315)
    Interest capitalized     14        -        -        -        -       14
    Gain on sale of
     US Airways shares        -        -        -        -        -        -
    Dilution gain -
     Air Canada               -        -        -        -        -        -
    Dilution gain -
     Jazz                     -        -        -        -        -        -
    Dilution gain -
     Aeroplan                 -        -        -        -      190      190
    Gain (loss) on sale
     of and provisions
     on assets              (31)       -        4        -       (1)     (28)
    Other non-operating
     income (expense)        15       (3)       -        -      (24)     (12)
    -------------------------------------------------------------------------
                           (224)      (2)     (11)     (14)     166      (85)
    -------------------------------------------------------------------------

    Income (loss) before
     non-controlling
     interest, foreign
     exchange and
     income taxes           (33)     100      118       33      152      370
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    EBITDAR                 936      110      227       79        2    1,354
    EBITDAR excluding
     special charges        936      110      227       79        2    1,354
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Quarter 4 2006 versus Quarter 4 2005

    The following table reflects the income / loss before non-controlling interest, foreign exchange, and income taxes of ACE and its reportable segments and earnings before interest, taxes, depreciation, amortization and obsolescence, and aircraft rent (EBITDAR), which is a non-GAAP measure, for quarter 4 2006 and quarter 4 2005.

    -------------------------------------------------------------------------
    UNAUDITED                                                 Quarter 4 2006
                            Air
    (in millions -       Canada                                          ACE
     Canadian dollars) Services Aeroplan     Jazz     ACTS      CIE    Total
    -------------------------------------------------------------------------
    Operating revenue
    Passenger revenue   $ 2,071  $     -  $     -  $     -  $    25  $ 2,096
    Cargo revenue           165        -        -        -        -      165
    Other revenue           138      205        2       64     (126)     283
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    External revenue      2,374      205        2       64     (101)   2,544
    Inter-segment
     revenue                 41        3      350      164     (558)       -
    -------------------------------------------------------------------------
                          2,415      208      352      228     (659)   2,544
    -------------------------------------------------------------------------

    Operating expenses
    Salary, wages,
     and benefits           443       21       82       85        3      634
    Aircraft fuel           583        -       69        -      (68)     584
    Aircraft rent            75        -       34        -       (2)     107
    Airport user fees       232        -       46        -      (45)     233
    Aircraft maintenance,
     materials, and
     supplies               205        -       27       56     (164)     124
    Depreciation,
     amortization, and
     obsolescence           135        3        5        8        6      157
    Food, beverages
     and supplies            76        -        4        -        -       80
    Commissions              49        -        -        -       (1)      48
    Capacity purchase
     fees paid to Jazz      224        -        -        -     (224)       -
    Special charge
     for labour
     restructuring           (8)       -        -        -        -       (8)
    Other operating
     expenses               406      147       52       67     (160)     512
    -------------------------------------------------------------------------
                          2,420      171      319      216     (655)   2,471
    -------------------------------------------------------------------------

    Operating income
     (loss)                  (5)      37       33       12       (4)      73

    Non-operating income
     (expense)
    Interest income          24        6        2        1        3       36
    Interest expense        (88)      (4)      (2)      (6)      (5)    (105)
    Interest capitalized     22        -        -        -        -       22
    Dilution gain -
     Air Canada               -        -        -        -       25       25
    Gain (loss) on sale
     of and provisions
     on assets              (10)       -        -        -        6       (4)
    Other non-operating
     income (expense)         -        -       (1)       -        -       (1)
    -------------------------------------------------------------------------
                            (52)       2       (1)      (5)      29      (27)
    -------------------------------------------------------------------------

    Income (loss) before
     non-controlling
     interest, foreign
     exchange and
     income taxes       $   (57) $    39  $    32  $     7  $    25  $    46
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    EBITDAR                 205       40       72       20        -      337
    EBITDAR excluding
     special charges        197       40       72       20        -      329
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    UNAUDITED                                                 Quarter 4 2005
                            Air
    (in millions -       Canada                                          ACE
     Canadian dollars) Services Aeroplan     Jazz     ACTS      CIE    Total
    -------------------------------------------------------------------------
    Operating revenue
    Passenger revenue   $ 1,949  $     -  $     1  $     -  $    19  $ 1,969
    Cargo revenue           176        -        -        -        -      176
    Other revenue           111      149        5       39      (87)     217
    -------------------------------------------------------------------------
    External revenue      2,236      149        6       39      (68)   2,362
    Inter-segment
     revenue                 35        5      298      153     (491)       -
    -------------------------------------------------------------------------
                          2,271      154      304      192     (559)   2,362
    -------------------------------------------------------------------------

    Operating expenses
    Salary, wages,
     and benefits           463       19       75       85        5      647
    Aircraft fuel           577        -       62        1      (62)     578
    Aircraft rent            90        -       28        -       (1)     117
    Airport user fees       222        -       37        -      (37)     222
    Aircraft maintenance,
     materials, and
     supplies               180        -       18       56     (150)     104
    Depreciation,
     amortization, and
     obsolescence           106        3        4        8        4      125
    Food, beverages
     and supplies            78        -        3        -        -       81
    Commissions              47        -        -        -        -       47
    Capacity purchase
     fees paid to Jazz      194        -        -        -     (194)       -
    Special charge for
     labour restructuring     -        -        -        -        -        -
    Other operating
     expenses               405      102       43       50     (125)     475
    -------------------------------------------------------------------------
                          2,362      124      270      200     (560)   2,396
    -------------------------------------------------------------------------

    Operating income
     (loss)                 (91)      30       34       (8)       1      (34)

    Non-operating income
     (expense)
    Interest income          14        4        -        -        1       19
    Interest expense        (74)      (2)      (3)      (4)      (4)     (87)
    Interest capitalized      6        -        -        -        -        6
    Dilution gain -
     Air Canada               -        -        -        -        -        -
    Gain (loss) on sale
     of and provisions
     on assets              (30)       -        1        -       (1)     (30)
    Other non-operating
     income (expense)        (2)      (3)       -        -        9        4
    -------------------------------------------------------------------------
                            (86)      (1)      (2)      (4)       5      (88)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Income (loss) before
     non-controlling
     interest, foreign
     exchange and
     income taxes       $  (177) $    29  $    32  $   (12) $     6  $  (122)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    EBITDAR                 105       33       66        -        4      208
    EBITDAR excluding
     special charges        105       33       66        -        4      208
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash and Short-term Investments

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    UNAUDITED
                                                                        2006
                       ------------------------------------------------------
                            Air
    (in millions -       Canada
     Canadian dollars) Services Aeroplan     Jazz     ACTS      CIE    Total
    -------------------------------------------------------------------------
    Cash and cash
     equivalents        $ 1,312  $   167  $   135  $     -  $   240  $ 1,854
    Short-term
     investments            798      453        -        -       73    1,324
    -------------------------------------------------------------------------
                        $ 2,110  $   620  $   135  $     -  $   313  $ 3,178
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                                        2005
                       ------------------------------------------------------
                            Air
                         Canada
                       Services Aeroplan     Jazz     ACTS      CIE    Total
    -------------------------------------------------------------------------
    Cash and cash
     equivalents        $ 1,000  $   366  $    34  $     -  $   165  $ 1,565
    Short-term
     investments            302       99        -        -      215      616
    -------------------------------------------------------------------------
                        $ 1,302  $   465  $    34  $     -  $   380  $ 2,181
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Long-term Debt and Capital Leases
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    UNAUDITED

    (in millions -                    Final         Stated
     Canadian dollars)             Maturity  Interest Rate     2006     2005
    -------------------------------------------------------------------------
    ACE:
      Convertible senior notes         2035           4.25  $   263  $   247
    Air Canada:
      Embraer aircraft
        financing               2017 - 2021    6.89 - 8.49      776      393
      Conditional sales
       agreements                      2019    8.26 - 8.28      184      193
      Lufthansa cooperation
       agreement                       2009           6.50       44       59
      GE loan                          2015          11.12       48       51
      Revolving credit facility        2010              -        -        -
    Aeroplan:
      Credit facilities                2009           5.30      300      300
    Jazz:
      Senior syndicated credit
       facility                        2009           7.09      115        -
      Term loans and credit
       facilities                                                 -       14
    Other                       2007 - 2010    4.32 - 9.10        5        8
    -------------------------------------------------------------------------
    Direct Corporation debt                                   1,735    1,265
    -------------------------------------------------------------------------
    Air Canada:
      Aircraft and engine leasing
       entities - debt                                        1,051    1,125
      Fuel facility corporations - debt                          59       53
    -------------------------------------------------------------------------
    Debt consolidated under AcG-15(1)                         1,110    1,178
    -------------------------------------------------------------------------
    Air Canada:
      Capital lease
       obligations              2008 - 2027                   1,281    1,365
    -------------------------------------------------------------------------

    Total debt and capital leases                             4,126    3,808
    -------------------------------------------------------------------------

    Current portion                                            (367)    (265)
    -------------------------------------------------------------------------
    Long-term debt and capital leases                       $ 3,759  $ 3,543
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    The Stated Interest Rate in the table above is the rate as of
    December 31, 2006.

    (1) CICA HB Accounting Guideline 15, Variable Interest Entities
        ("AcG-15")

    Non-GAAP Financial Measures - EBITDAR/EBITDA

    EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and depreciation, obsolescence and amortization, as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. For segments without aircraft rent, such as
Aeroplan and ACTS, EBITDA (earnings before interest, taxes, depreciation, amortization and obsolescence) is used to view operating results before depreciation, amortization and obsolescence, as these costs can vary significantly among companies due to differences in the way companies finance their assets. EBITDAR and EBITDA are not recognized measures for financial statement presentation under GAAP and do not have a standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR and EBITDA are reconciled to operating income
(loss) as follows:

    UNAUDITED                           Quarter 4
    (in millions -
     Canadian dollars)     2006     2005   Change     2006     2005   Change
    -------------------------------------------------------------------------
    Air Canada Services
    GAAP operating
     income (loss)           (5)     (91)      86      114      191      (77)
    Add back:
    Aircraft rent            75       90      (15)     314      341      (27)
    Depreciation,
     amortization and
     obsolescence           135      106       29      493      404       89
    -------------------------------------------------------------------------
    EBITDAR                 205      105      100      921      936      (15)
    Add back:
    Special charge for
     labour restructuring    (8)       -       (8)      20        -       20
    Special charge for
     Aeroplan miles           -        -        -      102        -      102
    -------------------------------------------------------------------------
    EBITDAR excluding
     special charges        197      105       92    1,043      936      107
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Aeroplan
    GAAP operating
     income                  37       30        7      140      102       38
    Add back:
    Depreciation,
     amortization and
     obsolescence             3        3        -       14        8        6
    -------------------------------------------------------------------------
    EBITDA                   40       33        7      154      110       44
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Jazz
    GAAP operating
     income                  33       34       (1)     144      129       15
    Add back:
    Aircraft rent            34       28        6      134       80       54
    Depreciation,
     amortization and
     obsolescence             5        4        1       21       18        3
    -------------------------------------------------------------------------
    EBITDAR                  72       66        6      299      227       72
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    ACTS
    GAAP operating
     income (loss)           12       (8)      20       (2)      47      (49)
    Add back:
    Depreciation,
     amortization and
     obsolescence             8        8        -       31       32       (1)
    -------------------------------------------------------------------------
    EBITDA                   20        -       20       29       79      (50)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Add back:
    Special charge
     for labour
     restructuring            -        -        -        5        -        5
    -------------------------------------------------------------------------
    EBITDA excluding
     special charges         20        -       20       34       79      (45)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Consolidated Total
    GAAP operating
     income (loss)           73      (34)     107      395      455      (60)
    Add back:
    Aircraft rent           107      117      (10)     441      417       24
    Depreciation,
     amortization and
     obsolescence           157      125       32      576      482       94
    -------------------------------------------------------------------------
    EBITDAR                 337      208      129    1,412    1,354       58
    Add back:
    Special charge for
     labour restructuring    (8)       -       (8)      25        -       25
    Special charge for
     Aeroplan miles           -        -        -      102        -      102
    -------------------------------------------------------------------------
    EBITDAR excluding
     special charges        329      208      121    1,539    1,354      185
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Operating Income excluding the Special Charge for Aeroplan miles and the
    Special Charge for Labour Restructuring

    ACE uses operating income excluding the special charges for Aeroplan miles and labour restructuring to assess the operating performance of its ongoing business without the effects of these special charges. These items are excluded from ACE financial results and from Air Canada Services and ACTS segment results as they could potentially distort the analysis of trends in business performance. The special charge for Aeroplan miles is the full and final settlement between the parties in connection with Air Canada's obligations for the redemption of pre-2002 miles. The special charge for labour restructuring is the total cost of the 20 percent non-unionized workforce reduction plan announced in February 2006. The special charges for
Aeroplan miles and labour restructuring are not reflective of ACE underlying financial performance.

    The following measure is not a recognized measure for financial statement presentation under Canadian GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.
    Operating income excluding the special charge for Aeroplan miles and the special charge for labour restructuring is reconciled to operating income as follows:

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    UNAUDITED                           Quarter 4
    (in millions -
     Canadian dollars)     2006     2005   Change     2006     2005   Change
    -------------------------------------------------------------------------
    ACE
    GAAP operating
     income (loss)           73      (34)     107      395      455      (60)
    Add back:
    Special charge for
     Aeroplan miles           -        -        -      102        -      102
    -------------------------------------------------------------------------
    Operating income
     (loss), excluding
     the special charge
     for Aeroplan miles      73      (34)     107      497      455       42
    Add back:
    Special charge for
     labour restructuring    (8)       -       (8)      25        -       25
    -------------------------------------------------------------------------
    Operating income
     (loss), excluding
     the special charges
     for Aeroplan miles
     and labour              65      (34)      99      522      455       67
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    UNAUDITED                           Quarter 4
    (in millions -
     Canadian dollars)     2006     2005   Change     2006     2005   Change
    -------------------------------------------------------------------------
    ACTS
    GAAP operating
     income (loss)           12       (8)      20       (2)      47      (49)
    Add back:
    Special charge for
     labour restructuring     -        -        -        5        -        5
    -------------------------------------------------------------------------
    Operating income
     (loss), excluding
     the special charge
     for labour
     restructuring           12       (8)      20        3       47      (44)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    UNAUDITED                           Quarter 4
    (in millions -
     Canadian dollars)     2006     2005   Change     2006     2005   Change
    -------------------------------------------------------------------------
    Air Canada Services
    GAAP operating
     income (loss)           (5)     (91)      86      114      191      (77)
    Add back:
    Special charge for
     Aeroplan miles           -        -        -      102        -      102
    -------------------------------------------------------------------------
    Operating income
     (loss), excluding
     the special charge
     for Aeroplan miles      (5)     (91)      86      216      191       25
    Add back:
    Special charge for
     labour restructuring    (8)     -         (8)      20        -       20
    -------------------------------------------------------------------------
    Operating income
     (loss), excluding
     the special charges
     for Aeroplan miles
     and labour             (13)     (91)      78      236      191       45
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576, Angela Mah (Vancouver), (604)
270-5741; Internet: www.aceaviation.com/
    (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 07:01e 09-FEB-07